ONTARIO
BRITISH COLUMBIA
ALBERTA
QUEBEC

FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER
SECTION 75(2) OF THE SECURITIES ACT (ONTARIO),
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 146(1) OF THE SECURITIES ACT (ALBERTA) AND
SECTION 73 OF THE SECURITIES ACT (QUEBEC)

Item 1.	REPORTING ISSUER

Cardiome Pharma Corp. 3650 Wesbrook Mall Vancouver, BC V6S 2L2

Item 2.	DATE OF MATERIAL CHANGE

June 10, 2003

Item 3.	PRESS RELEASE

June 10, 2003 - Vancouver, British Columbia

Item 4.	SUMMARY OF MATERIAL CHANGE

Cardiome Pharma Corp. (the "Issuer") announced that it has obtained receipts for a final prospectus filed in British Columbia, Ontario and Quebec in connection with the bought deal private placement of Special Warrants of approximately $8.0 million, which closed on April 10, 2003. A syndicate of investment dealers led by Yorkton Securities Inc., and including Sprott Securities Inc., TD Securities Inc. and First Associates Investments Inc., participated in this financing.

Item 5.	FULL DESCRIPTION OF MATERIAL CHANGE

Please see attached press release.

Item 6.	RELIANCE ON SECTION 75(3) OF THE SECURITIES ACT (ONTARIO) AND EQUIVALENT SECTIONS OF OTHER JURISDICTIONS

Not Applicable.

Item 7.	OMITTED INFORMATION

Not Applicable.

Item 8.	SENIOR OFFICER

Name: Christina Yip Title: Vice President, Finance and Administration Phone No.: 604-677-6905

Item 9.	STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 10th day of June, 2003.

CARDIOME PHARMA CORP.

Per:
"Christina Yip"
Christina Yip,
Vice President, Finance and Administration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.